FILED BY ENDURANCE SPECIALTY HOLDINGS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ASPEN INSURANCE HOLDINGS LIMITED

SEC REGISTRATION STATEMENT FILE NO. 333-196596

Endurance Responds to Aspen’s Combative Position on Exchange Offer, Confirming Importance of Giving Aspen Shareholders a Voice

Endurance Addresses Aspen’s Misleading Assertions

Endurance’s Proposal Provides Compelling Value to Aspen Shareholders

PEMBROKE, Bermuda, June 17, 2014 – Endurance Specialty Holdings Ltd. (“Endurance”) (NYSE: ENH) today said that Aspen Insurance Holdings Limited’s (“Aspen”) (NYSE: AHL) combative response to the commencement of an exchange offer by Endurance confirms the importance of the actions it is taking to give Aspen shareholders a voice in order to make their views known, to urge Aspen to come to the negotiating table, and to hold the Aspen board accountable for its actions.

On June 9, 2014, Endurance commenced an exchange offer for all of the outstanding Aspen common shares for $49.50 per share in cash and Endurance common shares (calculated based on the closing price per Endurance common share on April 11, 2014, the last trading day prior to Endurance’s announcement of its initial proposal to acquire Aspen for $47.50 per share).

John R. Charman, Endurance’s Chairman and Chief Executive Officer, said, “We know from our extensive engagement with Aspen shareholders that many have been frustrated by the dismissive and entrenched response of Aspen’s board and management to the significant opportunity for value creation that Endurance has proposed. The announcement made by Aspen today in response to our transaction proposal and exchange offer is simply more of the same – a self-interested cadre of Aspen insiders taking every action in their power to deny their own shareholders, the true owners of the company, the opportunity to realize the compelling value we have proposed.

“Perhaps it should come as no surprise that Aspen’s board and management are not aligned with the best interests of their shareholders given they collectively own less than 1.2% of Aspen,” Mr. Charman continued. “Despite the heated rhetoric Aspen has directed at Endurance, Aspen’s board and management have presented no credible plan to deliver value that can compete with what we are offering, which represents a 19.5% premium over Aspen’s previous all-time high share price and at a 1.16x multiple of March 31, 2014 book value is a 13.8% premium over Aspen’s highest previous book value multiple (1.02x) over the past 5 years. What Aspen’s board and management have failed to achieve for ten years, we are prepared to deliver today.

“We urge Aspen shareholders to speak forcefully by supporting our two shareholder proposals – calling for a special general meeting to increase the size of the Aspen board, which will lead to a majority of Aspen’s directors standing for election at its 2015 annual general meeting, and endorsing the pursuit of a court-sanctioned scheme of arrangement.

“We are truly committed to pursuing these and any other actions and are determined to see them through in order to provide Aspen shareholders the ability to realize the highly attractive premium our proposal represents,” Mr. Charman said.

Endurance believes that the assertions Aspen made today in its filings with the U.S. Securities and Exchange Commission (the “SEC”) are misguided, reflect misstatements in order to further the Aspen board and management’s entrenching agenda and are misleading to shareholders. Among others:

The Value of the Endurance Share Consideration

•	Unable to deny the unique and significant value offered by the 40% cash component of Endurance’s proposal, Aspen casts baseless assertions regarding the quality of Endurance’s shares.

•	Aspen has offered no tangible evidence to support its assertions regarding the valuation represented by Endurance’s proposal or the upside potential offered by the Endurance common share component of the consideration.

•	While Aspen’s lengthy filings today cite the receipt of a so-called inadequacy opinion from Aspen’s financial advisor, the documents are conspicuously devoid of any substantive disclosure of the financial rationale or metrics used by Aspen’s financial advisor to reach that position, which we firmly believe is unsupportable.

•	Endurance finds Aspen’s statements regarding the value of Endurance’s shares particularly misleading given Endurance’s consistent outperformance of Aspen over the past 5 years. For example:[1]

•	Endurance has had a significantly higher total return to shareholders for the 5 years preceding the announcement of Endurance’s initial proposal on April 11, 2014 – 124% for Endurance versus a much lower 83% for Aspen

•	Endurance has achieved meaningfully higher diluted book value per share growth (including dividends) – 13.0% CAGR for Endurance versus a much lower 9.4% CAGR for Aspen

•	Endurance has attained higher underwriting profitability – 95.6% average combined ratio for Endurance versus a higher 96.7% for Aspen

•	Endurance has been more efficient than Aspen, having managed to an average expense ratio of 29.0% – versus a much higher 33.5% for Aspen

•	Based on Endurance’s closing share price on June 16, 2014, and assuming a consideration mix of 40% cash and 60% Endurance common shares, Endurance’s proposal would value Aspen at $48.12 per share.

•	The specialized businesses of Endurance and Aspen are highly complementary, and Endurance believes strongly that the two companies can accomplish significantly more together than either can on its own. The businesses that Endurance brings to the combined company, such as Endurance’s market-leading agriculture insurance business and its catastrophe reinsurance business, complement Aspen’s strong franchises at Lloyd’s, resulting in an attractive diversified platform across products and geographies.

•	Contrary to Aspen’s misguided assertions, Endurance’s agriculture insurance business, since it was acquired in late 2007, has generated $80 million of profit, highly attractive returns on equity and steady policy count growth.

[1]	Financial metrics shown (excluding total shareholder return) are for the five years ended December 31, 2013.

•	Aspen’s mischaracterization of Endurance’s underwriting performance through a myopic focus on a single distorted underwriting ratio metric conveniently ignores the fact that Endurance has achieved a superior combined ratio to Aspen over the past five years and fails to take into account a host of critical factors, including the following:

•	Endurance has taken a prudent approach with respect to its reserving. The majority of Endurance’s reserve releases have come from its short tail lines and 74% of Endurance’s casualty and professional lines reserves are IBNR. Endurance has been a leader in the industry in transparency with respect to the publication of its global loss reserve triangles, while Aspen has lagged in its own public reserve disclosure.

•	To ignore catastrophe losses as Aspen has done obscures the key underwriting of catastrophe exposures, an area where Endurance is recognized as an industry leader.

•	By eliminating expenses from the comparison, Aspen conveniently disregards Endurance’s greater efficiency as manifested in its lower expense ratio than Aspen over the past five years.

•	In sharp contrast to the misguided assertions by Aspen’s board and management, the success Endurance has had in attracting significant industry-leading talent to both its insurance and reinsurance businesses over the last year is a testament to the attractive underwriting and management franchise and culture that has been built since John Charman became Endurance’s Chairman and Chief Executive Officer.

The Certainty of the Cash Component of the Consideration

•	The fully committed $1.0 billion bridge loan facility provided by Morgan Stanley represents a traditional and well-accepted means of financing the cash portion of a merger and acquisition transaction, whether negotiated or unsolicited.

•	Given its investment grade rating, Endurance is confident it can access the capital markets to achieve the permanent financing plan it has set forth.

•	Aspen is attempting to mislead shareholders regarding Endurance’s cash position, as Endurance has the ability to access up to $780 million in cash immediately from its Bermuda subsidiary without prior regulatory approval.

•	Endurance’s proposal – including the exchange offer – is not subject to a financing condition.

Transaction Synergies

•	Endurance expects the combined company to generate synergies exceeding $100 million annually, resulting in return on equity and earnings per share accretion in 2015. These synergies will include cost savings, underwriting improvements, capital efficiencies, and enhanced capital management opportunities.

•	Endurance believes cost savings of 10%-15% of the annualized combined general and administrative expense base represent a reasonable estimate of potential cost saving synergies ($66 million to $99 million), consistent with industry practices and transactions of the size and type proposed by Endurance.

•	In addition, Endurance expects to be able to achieve a 1% improvement in the expected loss ratio of the combined company which would result in further synergies of over $40 million.

•	Contrary to Aspen’s unsubstantiated assertions, clients and brokers of both companies support our proposed transaction and see it as a welcome response to the sector’s need for increased scale, market presence, and diversification.

Conditions to the Exchange Offer

•	Endurance believes the conditions of the Exchange Offer are customary for a typical merger or acquisition.

•	Aspen shareholders should understand that the principal impediment to their ability to realize the compelling value inherent in Endurance’s increased proposal is Aspen’s board and management and their refusal to engage in any way. Endurance is confident that the conditions to the exchange offer would be satisfied if Aspen’s board and management enter into constructive discussions with us without further delay.

Steps Being Taken by Endurance to Expedite the Transaction

•	Requesting Aspen shareholders to exercise their long recognized right to vote on matters of great significance to the company is neither a “coercive” nor “desperate” action.

•	Aspen’s criticisms of Endurance’s actions are just more hollow rhetoric designed to misdirect Aspen shareholders from the efforts of Aspen’s board to disenfranchise its shareholders.

•	Ironically, Aspen has demonstrated poor governance practices, including its classified board, poison pill, restrictive bye-law provisions, small insider share ownership and specious arguments seeking to disenfranchise its shareholders and deny them a voice in the future of their company.

•	The entrenched position of Aspen’s board and management has left Endurance no choice but to engage directly with Aspen’s shareholders to give them a voice in the future direction of Aspen.

“We firmly believe that a combination of Endurance and Aspen makes eminent strategic and financial sense, creating a company with increased scale, an attractive diversified platform across products and geographies, and greater market presence and relevance. Our proposal offers Aspen’s shareholders a highly attractive upfront premium and the ability to participate in a stronger and more profitable company. Aspen shareholders deserve a Board and management team that does not willfully ignore the compelling benefits of our proposal and should use the opportunities Endurance has presented to them to make their opinions known on this value-enhancing combination,” Mr. Charman concluded.

Shortly, Endurance will be sending a solicitation statement to Aspen shareholders. By submitting the WHITE authorization and consent card, Aspen shareholders can requisition a special general meeting of shareholders in connection with a proposal to increase the size of Aspen’s board of directors from 12 to 19 directors and authorize support for the proposal of a Scheme of Arrangement by Endurance.

Shareholder questions regarding Endurance’s solicitation, Endurance’s exchange offer or requests for related documents should be directed to Georgeson Inc., 480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310; shareholders, banks and brokerage firms please call toll-free at (877) 278-9672.

For additional information about Endurance’s increased proposal to acquire Aspen, including a slide presentation for investors, please visit www.endurance-aspen.com or ir.endurance.bm.

Endurance’s financial advisors in connection with the proposed transaction are Morgan Stanley & Co. LLC and Jefferies LLC, and its legal counsel is Skadden, Arps, Slate, Meagher & Flom LLP and ASW Law Limited.

About Endurance Specialty Holdings

Endurance Specialty Holdings Ltd. is a global specialty provider of property and casualty insurance and reinsurance. Through its operating subsidiaries, Endurance writes agriculture, professional lines, property, and casualty and other specialty lines of insurance and catastrophe, property, casualty, professional lines and specialty lines of reinsurance. We maintain excellent financial strength as evidenced by the ratings of A (Excellent) from A.M. Best (XV size category) and A (Strong) from Standard and Poor’s on our principal operating subsidiaries. Endurance’s headquarters are located at Waterloo House, 100 Pitts Bay Road, Pembroke HM 08, Bermuda and its mailing address is Endurance Specialty Holdings Ltd., Suite No. 784, No. 48 Par-la-Ville Road, Hamilton HM 11, Bermuda. For more information about Endurance, please visit www.endurance.bm.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this press release may include, and Endurance may make related oral, forward-looking statements which reflect our current views with respect to future events and financial performance. Such statements may include forward-looking statements both with respect to us in general and the insurance and reinsurance sectors specifically, both as to underwriting and investment matters. These statements may also include assumptions about our proposed acquisition of Aspen (including its benefits, results, effects and timing). Statements which include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this press release for purposes of the U.S. federal securities laws or otherwise. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or may be important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the effects of competitors’ pricing policies, greater frequency or severity of claims and loss activity, changes in market conditions in the agriculture insurance industry, termination of or changes in the terms of the U.S. multiple peril crop insurance program, a decreased demand for property and casualty insurance or reinsurance, changes in the availability, cost or quality of reinsurance or retrocessional coverage, our inability to renew business previously underwritten or acquired, our inability to maintain our applicable financial strength ratings, our inability to effectively integrate acquired operations, uncertainties in our reserving process, changes to our tax status, changes in insurance regulations, reduced acceptance of our existing or new products and services, a loss of business from and credit risk related to our broker counterparties, assessments for high risk or otherwise uninsured individuals, possible terrorism or the outbreak of war, a loss of key personnel, political conditions, changes in accounting policies, our investment performance, the valuation of our invested assets, a breach of our investment guidelines, the unavailability of capital in the future, developments in the world’s financial and capital markets and our access to such markets, government intervention in the insurance and reinsurance industry, illiquidity in the credit markets, changes in general economic conditions and other factors described in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. Additional risks and uncertainties related to the proposed transaction include, among others, uncertainty as to whether Endurance will be able to enter into or consummate the transaction on the terms set forth in the proposal, the risk that our or Aspen’s shareholders do not approve the transaction, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, uncertainty as to whether Aspen shareholders tender into the exchange offer, uncertainty as to the actual premium of the Endurance share component of the proposal that will be realized by Aspen shareholders in connection with the transaction, competitive responses to the transaction, the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated, the risk that the conditions to the closing of the transaction are not satisfied, costs and difficulties related to the integration of Aspen’s businesses and operations with Endurance’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation publicly to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in Aspen's most recent reports on Form 10-K and Form 10-Q and other documents of Endurance and Aspen on file with the SEC. Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Endurance will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.

Additional Information about the Proposed Transaction and Where to Find It

This press release relates to the offer commenced by Endurance to exchange each issued and outstanding common share of Aspen (together with associated preferred share purchase rights) for $49.50 in cash, 0.9197 Endurance common shares, or a combination of cash and Endurance common shares, subject to a customary proration mechanism. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Aspen common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and Election and related documents and as amended from time to time, the “Exchange Offer Documents”) that Endurance has filed with the SEC. The Endurance exchange offer will be made only through the Exchange Offer Documents.

This press release is not a substitute for any other relevant documents that Endurance may file with the SEC or any other documents that Endurance may send to its or Aspen’s shareholders in connection with the proposed transaction. On June 2, 2014, Endurance filed with the SEC a preliminary solicitation statement with respect to the solicitation of (i) written requisitions that the board of directors of Aspen convene a special general meeting of Aspen’s shareholders to vote on an increase in the size of Aspen’s board of directors from 12 to 19 directors and (ii) Aspen shareholder support for the proposal of a scheme of arrangement by Endurance which will entail the holding of a court-ordered meeting of Aspen shareholders at which Aspen’s shareholders would vote to approve a scheme of arrangement under Bermuda law pursuant to which Endurance would acquire all of Aspen’s outstanding common shares on financial terms no less favorable than those contained in its acquisition proposal announced on June 2, 2014 (the “Solicitation Statement”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND THE SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ENDURANCE HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Endurance at the Investor Relations contact below.

Participants in the Solicitation

Endurance and its directors and certain of its executive officers and employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Endurance’s directors, executive officers and employees who may be deemed to be participants in the solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Solicitation Statement and Endurance’s proxy statement, dated April 9, 2014, for its 2014 annual general meeting of shareholders.

Regulation G Disclaimer

In this press release, Endurance has included certain non-GAAP measures, including return on equity, combined ratio and diluted book value per share. Endurance management believes that these non-GAAP measures, which may be defined differently by other companies, better explain the proposed transaction in a manner that allows for a more complete understanding. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP. For a complete description of non-GAAP measures and reconciliations, please review the Investor Financial Supplement on Endurance’s website at www.endurance.bm.

Additional Information

All references in this press release to “$” refer to United States dollars.

The contents of any website referenced in this press release are not incorporated by reference herein.

Contacts:

Endurance Specialty Holdings Ltd.

Investor Relations

Phone: +1 441 278 0988

Email: investorrelations@endurance.bm

Georgeson

Donna Ackerly and David Drake

Phone: 212 440 9837/9861

Email: dackerly@georgeson.com and ddrake@georgeson.com

Media Relations

Ruth Pachman and Thomas Davies

Kekst and Company

Phone: 212 521 4891/4873

Email: Ruth-Pachman@kekst.com and Tom-Davies@kekst.com

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